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Linda L. Foss Law Department Assistant General Counsel and Corporate Secretary	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859 815-3483, Fax: 859 815-3823 llfoss@ashland.com

November 5, 2009

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
1000 Fifth Street, N.E.
Washington, DC  20549
Attn:  Dieter King

RE:     Ashland Inc.
Registration Statement on Form S-3
Filed November 3, 2009
File No. 333-162853
Application for Withdrawal

Dear Mr. King:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ashland Inc. (the “Company”) respectfully requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-162853) together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2009.  The Company’s CIK Code is 0001305014, and the Accession No. of the Registration Statement is 0001305014-09-000085.

The Company confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We are requesting the withdrawal of this Form S-3 because it was inadvertently tagged as “S-3” in the EDGAR system rather than as “S-3ASR.” The Company, as a well-known seasoned issuer, is a registrant eligible for “S-3ASR” treatment and will refile using the “S-3ASR” EDGAR Code.

If you have any questions regarding this application, please contact the Company’s outside counsel, Jeffrey Margulies at Squire, Sanders & Dempsey, L.L.P. at 216-479-8750.

Sincerely, /s/ Linda L. Foss Linda L. Foss